CUSIP NO. N/A	SCHEDULE 13G	Page 1 of 6 Pages
(Amendment No. 1)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)

Under the Securities Exchange Act of 1934*

NORTEL NETWORKS LIMITED

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

N/A

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. N/A	SCHEDULE 13G	Page 2 of 6 Pages
(Amendment No. 1)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Nortel Networks Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization

Canada

	5.	Sole Voting Power

		1,460,978,634

Number of	6.	Shared Voting Power
Shares
Beneficially		0
Owned by
Each Reporting	7.	Sole Dispositive Power
Person With
		1,460,978,634

	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,460,978,634

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

Not Applicable

11.	Percent of Class Represented by Amount In Row (9)

100%

12.	Type of Reporting Person (See Instructions)

CO

CUSIP No. N/A	SCHEDULE 13G (Amendment No. 1)	Page 3 of 6 Pages
Item 1.

(a)	Name of Issuer:

Nortel Networks Limited

(b)	Address of Issuer’s Principal Executive Offices:

8200 Dixie Road, Suite 100 Brampton, Ontario L6T 5P6 Canada

Item 2.

(a)	Name of Person Filing:

Nortel Networks Corporation

(b)	Address of Principal Business Office or, if none, Residence:

Nortel Networks Corporation 8200 Dixie Road, Suite 100 Brampton, Ontario L6T 5P6 Canada

Attention: Corporate Secretary

(c)	Citizenship:

Nortel Networks Corporation is a Canadian corporation

(d)	Title of Class of Securities:

Common Stock, $0.001 par value

(e)	CUSIP No.:

Not Applicable.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. N/A	SCHEDULE 13G (Amendment No. 1)	Page 4 of 6 Pages

Item 4.	Ownership

(a)	Amount Beneficially Owned:

1,460,978,634

(b)	Percent of Class:

100%

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote:

1,460,978,634

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

1,460,978,634

(iv)	shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

CUSIP No. N/A	SCHEDULE 13G (Amendment No. 1)	Page 5 of 6 Pages

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

CUSIP No. N/A	SCHEDULE 13G (Amendment No. 1)	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2002	NORTEL NETWORKS CORPORATION

	By:	/s/ DOUGLAS C. BEATTY

Douglas C. Beatty Controller

	By:	/s/ BLAIR F. MORRISON

Blair F. Morrison Assistant Secretary